Exhibit (d)(11)

KEELEY FUNDS, INC.

THIRD AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

This third amendment to the investment advisory agreement between the Keeley Funds, Inc. (the “Company”) and Keeley Asset Management Corp. (the “Adviser”) dated November 3, 2009, with respect to the Keeley Small Cap Dividend Value Fund (the “Agreement”), is entered into by the Adviser and the Company on behalf of Keeley Small Cap Dividend Value Fund (the “Fund”).

WHEREAS, the Adviser has agreed to revise or include breakpoints to the investment advisory fees charged to the Fund under the Agreement, with such breakpoints to take effect December 1, 2014;

NOW, THEREFORE, the parties agree that:

A. Article 4 of the Agreement shall be amended as follows:

“4. COMPENSATION OF THE ADVISER. For the services to be rendered and the charges and expenses to be assumed and to be paid by the Adviser hereunder, the Corporation shall pay to the Adviser a fee at the following annual rate:

– 1.00% of the first $350 million of average daily net assets of the Fund;

– 0.90% of net assets greater than $350 million but less than $700 million of the Fund;

– 0.80% of net assets greater than $700 million of the Fund.

The fee shall be calculated daily and paid monthly or before the 15th day immediately following each month.”

B. The Adviser represents and warrants that the above changes in the breakpoint schedules of the advisory fees for the Fund will not result in any reduction in services of the Adviser to the Fund and will not have any adverse effect on the Fund or its shareholders.

C. In the event that these modifications shall be deemed to be an amendment to any Agreement thereby requiring shareholder approval, then in lieu thereof, this instrument shall constitute a waiver by the Adviser of that portion of the fee as per the above fee schedule. This waiver shall be irrevocable as to the Agreement so long as that Agreement remains in effect, unless and until the Agreement is amended with the approval of the shareholders of the Fund.

Date: November 20, 2014

Keeley Funds, Inc.	Keeley Asset Management Corp.

/s/ John L. Keeley, Jr.	/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President	John L. Keeley, Jr., President